Filed by Alternative Credit Income Fund pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Alternative Credit Income Fund

Commission File No.: 811-23016

File No. of Related Registration Statement: 333-294601

View Documents

Proxy Statement │ Shareholder letter │

[redacted]

From: SPECIMEN <id@proxyvote.com>
Sent: Thursday, July 23, 2026 11:26 AM
To: [redacted]
Subject: #ACIF26PXR# ALTERNATIVE CREDIT INCOME FUND Special Meeting %Z92900_0_0123456789012345_0000001%

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ALTERNATIVE
CREDIT INCOME FUND


Be the vote that counts.

ALTERNATIVE CREDIT INCOME FUND

2026 Special Meeting

August 14, 2026

VOTE NOW

Why Should I Vote?

As an investor in this security, you have the right to vote on important matters. This is your opportunity to make a direct impact on your investment. Your vote counts!

Ways to Vote

ProxyVote

800.690.6903

Virtual Meeting

Important Information

For holders as of April 14, 2026

Vote Common Shares by: August 13, 2026

Control Number: 0123456789012345

The Board of Trustees recommends that you vote in **FAVOR** of the proposed merger (the "Merger") of BCPL Merger Sub, Inc., a direct, wholly owned subsidiary of BC Partners

Lending Corporation, with and into Alternative Credit Income Fund ("ACIF"), which we believe will provide financial and strategic benefits to our shareholders.

We believe that, among other things, the Merger would provide several immediate and long-term benefits to shareholders, including, but not limited to: integration into a known portfolio, product and operating expense efficiencies through a larger pool of assets, continuity of the management team, increased operating return on equity, increased dividend yield, elimination of class-specific shareholder servicing and distribution fees, and **a one-time option to redeem shares for up to 15% of ACIF's net asset value prior to the closing of the transaction.**

Voting today will help us reduce potential costs and avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings.

Thank you for your continued support of Alternative Credit Income Fund.

This email represents the following share(s):

ALTERNATIVE CREDIT INCOME FUND	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND - A CL	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND - C CL	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND - W CL	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND - I CL	123,456,789,012.00000
ALTERNATIVE CREDIT INCOME FUND - L CL	123,456,789,012.00000

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